Exhibit 99.1

Brenmiller Energy’s Automated Thermal Energy Storage Production

Facility on Track to Ramp Production to Full Capacity by Q4 2023

●	Brenmiller believes it is on track to become one of the first global thermal energy storage (TES) companies with an operational TES production facility that will enable it to service the growing market demand.

●	Up to 4,000 MWh of clean energy capacity through bGen TES modules annually

Rosh Ha’ayin, Israel, March 30, 2023 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” (TASE: BNRG, Nasdaq: BNRG), a global leader in thermal energy storage (TES), announced today a milestone in the construction of its production facility in Dimona, Israel where the Company’s bGen TES modules are manufactured. Having received the majority of equipment for the facility build-out, the Dimona facility is expected to start its initial production by May 2023. Full production capacity for up to 4,000 MWh of clean energy bGen TES modules annually is expected by the end of 2023. The equipment purchase order was financed through a non-dilutive €7.5 million credit facility with the European Investment Bank (“EIB”).

“We believe Brenmiller is on track for another TES industry first—that, by the end of 2023, it will become one of the first global TES companies with an operational TES production facility that will enable it to service the growing market demand.” stated Brenmiller President and CEO Avi Brenmiller. “The impending completion of our production facility is well timed, as we expect to increase commercial orders based on our current project pipeline and the completion of pilot projects now underway.”

Brenmiller’s bGen TES system is an intelligent, scalable, and cost-effective technology that provides industrial facilities and power producers around-the-clock low-carbon heat. In addition to renewables, the bGen system can store energy generated by waste heat, biomass, and other types of clean energy for minutes, hours, or days and produce steam, hot water, or hot air that can be accessed on-demand. This provides critical reliability, protection from renewable intermittency and fluctuations in energy market prices, as well as a solution to decarbonize heat generation.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses its belief that it is on track to become one of the first global thermal energy storage (TES) companies with an operational TES production facility that will enable it to service the growing market demand, the expectation that the Dimona facility will start its initial production by May 2023, that full production capacity for up to 4,000 MWh of clean energy bGen TES modules annually is expected by the end of 2023, its expectation to increase commercial orders based on its current project pipeline and the completion of pilot projects now underway, and the potential benefits of its bGen TES. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s annual report dated March 22, 2023 filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com